FORM 51–102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Cannex Capital Holdings Inc., formerly Arco Resources Corp. (the “Company”)
1241 Alberni Street
Vancouver, B.C.
V6E 4R4

Item 2.	Date of Material Change
March 12, 2018.

Item 3.	News Release

News releases dated March 9, 2018, March 12, 2018 was disseminated via Stockwatch and filed SEDAR.

Item 4.	Summary of Material Change

On March 12, 2018, the Company and Cannex Capital Group Inc. (“Cannex”) closed all transactions and received the required regulatory approvals, including from the NEX board of the TSX Venture Exchange (“NEX”) and the Canadian Securities Exchange (“CSE”), pursuant to which the Company has acquired all of the issued and outstanding securities of Cannex in exchange for securities of the Company (the “Transaction”).

The Company changed its name from Arco Resources Corp. to Cannex Capital Holdings Inc.

Effective at the market opening on March 14, 2018, the common shares of the Company will commence trading on the Canadian Securities Exchange under the new symbol “CNNX” and the new CUSIP number 13768L108 and new ISIN CA13768L1085.

Item 5.	Full Description of Material Change
	5.1	Full Description of Material Change

Subscription Receipt Offering

Cannex has completed the sale of and issued an aggregate 48,219,872 subscription receipts (“Subscription Receipts ”) at a subscription price of $1.00 per Subscription Receipt for gross proceeds of $48,219,872 (the “Offering”). The Offering was completed on a private placement basis and through a syndicate of agents led by Beacon Securities Limited, as lead agent and sole bookrunner, Mackie Research Capital Corporation and Echelon Wealth Partners Inc Each Subscription Receipt purchased in the Offering entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the escrow release conditions have been satisfied or waived: (i) one Common Share of the Company, and (ii) one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Common Share of Cannex (a “Warrant Share”) at a price of $1.50 per Warrant Share at any time during the period commencing on the Escrow Release Time (as defined in the Subscription Receipt Agreement) and ending on the date which is 24 months from the Escrow Release Time, subject to acceleration conditions. The Subscription Receipts are convertible into the Common Shares, Warrants and Warrant Shares (the “Underlying Securities”) of the Company upon completion of the Transaction. The Underlying Securities will not be subject to a Canadian hold period.

Amalgamation and Name Change

On March 12, 2018, pursuant to a three-cornered amalgamation (the “Transaction”) Cannex and 1141684 B.C. Ltd., a wholly-owned subsidiary of the Company amalgamated under the Business Corporations Act (British Columbia) to form a new corporation (“Amalco”). Shareholders of Cannex were issued common shares, or Class A restricted voting shares (the “Class A Shares”), as the case may be, in the capital of the Company on the basis of one common share, or Class A Share, as the case may be, for each Cannex common share. As a result of the Transaction, Amalco is a wholly- owned subsidiary of the Company . Cannex was the reverse takeover acquirer under the Transaction.

Immediately upon closing of the Transaction, the Company changed its name from Arco Resources Corp. to Cannex Capital Holdings Inc.

BrightLeaf Acquisition

Cannex has completed the acquisition of BrightLeaf Development LLC (“BLD”), a limited liability company pursuant to a contribution agreement dated effective December 7, 2017 (the “Contribution Agreement”) among Cannex, BLD and certain affiliates of BLD for an aggregate consideration of US$36,000,000.

For further details of the transactions set out herein, please see Filing Statements dated December 29, 2017, news releases dated March 9, 2018 and March 12, 2018 filed under the Company’s profile on the SEDAR website at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Barry Lee, Chief Financial Officer
Telephone: (604) 689-8336

Item 9.	Date of Report

March 13, 2018.